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                               "13DCOPYOFPAGE2"

     UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     WASHINGTON,  D.  C.    20549
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT  NO.          1          )*

                            REDWOOD TRUST, INC.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 758075402
                                (CUSIP Number)

  DAWSON-SAMBERG CAPITAL MANAGEMENT, INC., 354 PEQUOT AVENUE, SOUTHPORT, CT
                06490, ATTN:  AMIEL M. PERETZ (203) 254-0091
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               MARCH 31, 1997
           (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .
Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 SCHEDULE 13D
CUSIP  NO.         758075402          PAGE     7     OF     10
PAGES


1          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON Do Not Type In This
Cell
          DAWSON-SAMBERG  CAPITAL  MANAGEMENT,  INC.    06-1033494
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*foot1SEE INSTRUCTIONS
                                                   BEFORE FILLING OUT!     (a)
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (b) (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Do
                                                         Not Type In This Cell

3          SEC  USE  ONLY
4          SOURCE  OF  FUNDS*Do  Not  Type  In  This  Cell
          OO
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(d)  OR  2(e)  Do  Not  Type  In  This  Cell

6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Do  Not Type In This Cell
          CONNECTICUT
NUMBER  OF          7          SOLE  VOTING  POWER  Do  Not  Type In This Cell
SHARES                    58,900
BENEFICIALLY          8          SHARED  VOTING POWER Do Not Type In This Cell
OWNED  BY                    0
EACH          9          SOLE  DISPOSITIVE  POWER  Do  Not  Type  In This Cell
                                  REPORTING
PERSON                    58,900
WITH          10          SHARED  DISPOSITIVE  POWER  Do Not Type In This Cell
          0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Do Not
Type  In  This  Cell
          58,900
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Do Not Type In This Cell

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Do Not Type In This
Cell
     0.5%
14          TYPE  OF  REPORTING  PERSON*  Do  Not  Type  In  This  Cell
          IA

1          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON Do Not Type In This
Cell
          PEQUOT  ENDOWMENT  PARTNERS,  L.L.C.    06-1383498
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*foot2SEE INSTRUCTIONS
                                                BEFORE FILLING OUT!     (a)
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     (b)
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Do
                                                         Not Type In This Cell

3          SEC  USE  ONLY
4          SOURCE  OF  FUNDS*Do  Not  Type  In  This  Cell
          AF
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(d)  OR  2(e)  Do  Not  Type  In  This  Cell

6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Do  Not Type In This Cell
          DELAWARE
NUMBER  OF          7          SOLE  VOTING  POWER  Do  Not  Type In This Cell
SHARES                    182,700
BENEFICIALLY          8          SHARED  VOTING POWER Do Not Type In This Cell
OWNED  BY                    0
EACH          9          SOLE  DISPOSITIVE  POWER  Do  Not  Type  In This Cell
                                  REPORTING
PERSON                    182,700
WITH          10          SHARED  DISPOSITIVE  POWER  Do Not Type In This Cell
          0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Do Not
Type  In  This  Cell
          182,700
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Do Not Type In This Cell

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Do Not Type In This
Cell
     1.4%
14          TYPE  OF  REPORTING  PERSON*  Do  Not  Type  In  This  Cell
          OO

1          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON Do Not Type In This
Cell
          DS  INTERNATIONAL  PARTNERS,  L.L.C.    06-1324895
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*foot3SEE INSTRUCTIONS
                                                   BEFORE FILLING OUT!     (a)
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (b) (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Do
                                                         Not Type In This Cell

3          SEC  USE  ONLY
4          SOURCE  OF  FUNDS*Do  Not  Type  In  This  Cell
          OO
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(d)  OR  2(e)  Do  Not  Type  In  This  Cell

6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Do  Not Type In This Cell
          DELAWARE
NUMBER  OF          7          SOLE  VOTING  POWER  Do  Not  Type In This Cell
SHARES                    139,500
BENEFICIALLY          8          SHARED  VOTING POWER Do Not Type In This Cell
                                   OWNED BY
EACH          9          SOLE  DISPOSITIVE  POWER  Do  Not  Type  In This Cell
                                  REPORTING
PERSON                    139,500
WITH          10          SHARED  DISPOSITIVE  POWER  Do Not Type In This Cell

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Do Not
Type  In  This  Cell
          139,500
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
Do  Not  Type  In  This  Cell

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Do Not Type In This
Cell
     1.1%
14          TYPE  OF  REPORTING  PERSON*  Do  Not  Type  In  This  Cell
          OO

1          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON Do Not Type In This
Cell
          PEQUOT  GENERAL  PARTNERS,  L.L.C.    06-1321556
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*foot4SEE INSTRUCTIONS
                                                   BEFORE FILLING OUT!     (a)
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (b) (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Do
                                                         Not Type In This Cell

3          SEC  USE  ONLY
4          SOURCE  OF  FUNDS*Do  Not  Type  In  This  Cell
          AF
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(d)  OR  2(e)  Do  Not  Type  In  This  Cell

6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Do  Not Type In This Cell
          DELAWARE
NUMBER  OF          7          SOLE  VOTING  POWER  Do  Not  Type In This Cell
SHARES                    148,700
BENEFICIALLY          8          SHARED  VOTING POWER Do Not Type In This Cell
                                   OWNED BY
EACH          9          SOLE  DISPOSITIVE  POWER  Do  Not  Type  In This Cell
                                  REPORTING
PERSON                    148,700
WITH          10          SHARED  DISPOSITIVE  POWER  Do Not Type In This Cell

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Do Not
Type  In  This  Cell
          148,700
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
Do  Not  Type  In  This  Cell

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Do Not Type In This
Cell
     1.1%
14          TYPE  OF  REPORTING  PERSON*  Do  Not  Type  In  This  Cell
          OO

1          NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON Do Not Type In This
Cell
          JONATHAN  T.  DAWSON    ###-##-####
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*foot5SEE INSTRUCTIONS
                                                   BEFORE FILLING OUT!     (a)
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (b) (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Do
                                                         Not Type In This Cell

3          SEC  USE  ONLY
4          SOURCE  OF  FUNDS*Do  Not  Type  In  This  Cell
          AF
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS  2(d)  OR  2(e)  Do  Not  Type  In  This  Cell

6          CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  Do  Not Type In This Cell

NUMBER  OF          7          SOLE  VOTING  POWER  Do  Not  Type In This Cell
SHARES                    0
BENEFICIALLY          8          SHARED  VOTING POWER Do Not Type In This Cell
OWNED  BY                    0
EACH          9          SOLE  DISPOSITIVE  POWER  Do  Not  Type  In This Cell
                                  REPORTING
PERSON                    0
WITH          10          SHARED  DISPOSITIVE  POWER  Do Not Type In This Cell
          0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Do Not
Type  In  This  Cell
          0
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Do Not Type In This Cell

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Do Not Type In This
Cell
     0.0%
14          TYPE  OF  REPORTING  PERSON*  Do  Not  Type  In  This  Cell
          IN


                              Page 9 of 10 Pages

This Amendment No. 1 relates to the Common Stock, $.01 par value, (the "Common Stock"), of Redwood Trust, Inc., a Maryland corporation (the "Issuer"), and amends the statement on Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on January 31, 1997.

ITEM  1.          Security  and  Issuer
No  change.
ITEM  2.          Identity  and  Background
     This Statement is being filed on behalf of Dawson-Samberg Capital Management, Inc., a Connecticut corporation ("Dawson-Samberg"), Pequot Endowment Partners, L.L.C., a Delaware limited liability company ("Endowment Partners"), DS International Partners, L.L.C., a Delaware limited liability company ("International Partners"), Pequot General Partners, L.L.C., a Delaware limited liability company ("General Partners") and Jonathan T. Dawson ("Dawson"). Dawson-Samberg, Endowment Partners, International Partners, General Partners and Dawson are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."
     As Olympic Equity Partners, L.P. is no longer a managing member of Endowment Partners, the Reporting Persons and Richard L. Chilton, Jr. and his affiliates including, without limitation, any funds or accounts for which Chilton or any affiliate is a general partner, controlling shareholder, managing member, investment manager or investment adviser, and including Olympic Equity Partners L.P., no longer could be deemed to constitute a "group" for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM  3.          Source  and  Amount  of  Funds  or  Other  Consideration
     As of the date hereof, the Reporting Persons beneficially own in the aggregate 529,800 Shares. Of the 529,800 Shares, 148,700 shares are owned by Pequot Partners, 58,900 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 139,500 shares are owned by Pequot International, and 182,700 shares are owned by Pequot Endowment. The 529,800 shares were purchased in open market transactions at an aggregate cost of $16,746,949. The funds for the purchase of Shares held by Pequot Partners, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.          Purpose  of  Transaction
No  change.

ITEM  5.          Interest  in  Securities  of  theIssuer
          As of the date hereof, the Reporting Persons beneficially own in the aggregate 529,800 Shares. These Shares represent approximately 4.1% of the 13,005,234 Shares that the Reporting Persons believe to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 58,900 Shares held in the managed accounts. General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 148,700 Shares owned by Pequot Partners. International Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 139,500 Shares owned by Pequot International. Endowment Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 182,700 Shares owned by Pequot Endowment. No transactions were effected during the past 60 days by the Reporting Persons. On March 31, 1997 the Reporting Persons ceased to be the beneficial owner of more than five percent of RWTI.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of theIssuer.
     No  change.

ITEM  7.          Material  to  be  Filed  as  Exhibits
     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:    March  31,  1997
DAWSON-SAMBERG  CAPITAL  MANAGEMENT,  INC.
By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  t.  Dawson
     Title:          President

PEQUOT  ENDOWMENT  PARTNERS,  L.L.C.

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

DS  INTERNATIONAL  PARTNERS,  L.L.C.

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

PEQUOT  GENERAL  PARTNERS,  L.L.C.

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

JONATHAN  T.  DAWSON

By:                  /s/  Jonathan  T.  Dawson


     Page  10  of  10
                                                                   Exhibit A
                          JOINT FILING AGREEMENT
     This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Redwood Trust, Inc. is being filed on behalf of each of the undersigned.
Dated:    March  31,  1997
DAWSON-SAMBERG  CAPITAL  MANAGEMENT,  INC.
     By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          President

PEQUOT  ENDOWMENT  PARTNERS,  L.L.C.

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

DS  INTERNATIONAL  PARTNERS,  L.L.C

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

PEQUOT  GENERAL  PARTNERS,  L.L.C.

By:                  /s/  Jonathan  T.  Dawson
          Name:          Jonathan  T.  Dawson
     Title:          Managing  Member

JONATHAN  T.  DAWSON
     By:                  /s/  Jonathan  T.  Dawson